UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Oncolix, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00773M106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00773M106	2 of 6

1	NAMES OF REPORTING PERSONS Mallinckrodt plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,000,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,000,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (2)
12	TYPE OF REPORTING PERSON CO
(1)

Represents shares of common stock held by BioVectra Inc., an indirect wholly-owned subsidiary of Mallinckrodt plc. Mallinckrodt plc does not own any shares of common stock of the Issuer, but may be deemed to beneficially own the shares held by BioVectra Inc.

(2)

The denominator for this calculation is based on 114,227,936 shares of Company common stock outstanding as of November 12, 2018, as reported in the Company’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 19, 2018.

SCHEDULE 13G

CUSIP No. 00773M106	3 of 6

1	NAMES OF REPORTING PERSONS BioVectra Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION Prince Edward Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,000,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,000,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (2)
12	TYPE OF REPORTING PERSON CO
(1)

Represents shares of common stock held by BioVectra Inc., an indirect wholly-owned subsidiary of Mallinckrodt plc. Mallinckrodt plc does not own any shares of common stock of the Issuer, but may be deemed to beneficially own the shares held by BioVectra Inc.

(2)

The denominator for this calculation is based on 114,227,936 shares of Company common stock outstanding as of November 12, 2018, as reported in the Company’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 19, 2018.

SCHEDULE 13G

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Explanatory Note

This Schedule 13G is filed to report the Reporting Persons’ beneficial ownership of common stock, $0.0001 par value per share, of Oncolix, Inc.. The Reporting Persons’ beneficial ownership of common stock as of December 31, 2018 and December 31, 2017 is set forth on the cover page hereto. As of December 31, 2017, the Reporting Persons’ beneficial ownership represented 9.6% of the outstanding share of Common Stock as of December 31, 2017 (based on 103,878,536 shares of Company common stock outstanding as of October 17, 2017, as reported in the Company’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on as of October 23, 2017).

Item 1.	(a) Name of Issuer:

Oncolix, Inc.

(b) Address of Issuer’s Principal Executive Offices:

14405 Walters Road, Suite 780, Houston, Texas 77014

Items 2.	(a) Name of Person Filing:

Mallinckrodt plc BioVectra Inc.

(b) Address of Principal Business Office or, if None, Residence:

Mallinckrodt plc - 3 Lotus Park, The Causeway, Staines-Upon-Thames, Surrey TW18 3AG, United Kingdom BioVectra Inc. - 11 Aviation Avenue, Charlottetown, Prince Edward Island, Canada C1E 0A

(c) Citizenship:

Mallinckrodt plc – Ireland BioVectra Inc. – Prince Edward Island

(d) Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e) CUSIP Number:

00773M106

Item 3.	Not applicable.

Item 4.	Ownership:

(a) Amount beneficially owned: 10,000,000 shares (1)

(b) Percent of class: 8.8% (2)

(c) Number of shares to which such Reporting Persons have:

SCHEDULE 13G

CUSIP No. 00773M106	5 of 6

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 10,000,000 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 10,000,000 (1)

(1)   Represents shares of common stock held by BioVectra Inc., an indirect wholly-owned subsidiary of Mallinckrodt plc. Mallinckrodt plc does not own any shares of common stock of the Issuer, but may be deemed to beneficially own the shares held by BioVectra Inc.

(2)   The denominator for this calculation is based on 114,227,936 shares of Company common stock outstanding as of November 12, 2018, as reported in the Company’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 19, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Exhibits:

Exhibit 1 – Joint Filing Statement

SCHEDULE 13G

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2019

MALLINCKRODT PLC

/s/ Stephanie D. Miller
Name: Stephanie D. Miller Title: Vice President, Corporate Secretary & International Legal

BIOVECTRA INC.

/s/ Stephanie D. Miller
Name: Stephanie D. Miller Title: Vice President and Corporate Secretary